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                             March 1, 2023

       Chao Xu
       General Counsel
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 13,
2023
                                                            File No. 333-268889

       Dear Chao Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed on February 13, 2023

       The Offering, page 35

   1. The approximately $46.8 million of net proceeds from this offering you disclose appears to be the gross
proceeds from the offering at the midpoint. Please revise your disclosures here and on page 84 to
disclose the estimated net proceeds from the offering, after deducting underwriting
discounts and commissions and the estimated offering expenses payable by the company.
Additionally, revise your cover page disclosures to disclose the calculation of the
proceeds, before expenses, to Xiao-I and quantify the total expected offering expenses to be
payable by the company in footnote (2) to the tabular
                                                        presentation.
 Chao Xu
Xiao-I Corporation
March 1, 2023
Page 2
Capitalization, page 86

2. We note your revised disclosure that the VIE will settle the cash payment for the convertible loans by April 2024. On pages F-28 and F-55 you disclose that upon completion of this offering the settlement of outstanding convertible loans will be within ten working days after listing. Please revise your As Adjusted presentation to reflect the full repayment of the convertible notes or advise. To the extent that additional borrowings are expected to be used to make such repayments please reflect this in your As Adjusted presentation and disclose this in a footnote. Refer to Item 3.B of Form 20-F.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameChao Xu
                                                            Division of
Corporation Finance
Comapany NameXiao-I Corporation
                                                            Office of
Technology
March 1, 2023 Page 2
cc:       Fred Summer
FirstName LastName